February 5, 2014

VIA EDGAR AND FEDERAL EXPRESS

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 13, 2013
File No. 001-34192

Dear Mr. James:

This letter responds to the comments raised in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 7, 2014 (the “Comment Letter”), regarding the Staff’s review of the above-referenced Annual Report on Form 10-K of Maxim Integrated Products, Inc. (“we” or the “Company”). We have repeated the Staff’s comments below in italics and following each comment is our response thereto.

Form 10-K for the Fiscal Year Ended June 29, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Inventories, page 23
1.    We note from your earnings call transcripts for the fourth quarter of fiscal year 2013 and the first quarter of fiscal 2014 that you missed your revenue and earnings guidance due to your largest customer within the consumer market being impacted by an inventory correction for the Galaxy S III, Note II and other smart phone devices. We also note from your disclosure on page 23 that you recorded $19.2 million of inventory write-downs during fiscal 2013. We note that you increased your inventory from June 30, 2012 to June 29, 2013 and again from June 29, 2013 to September 28, 2013. Considering these factors, please explain to us in more detail how you considered the changes in your consumer market in your evaluation of inventory for recoverability as of June 29, 2013 and September 28, 2013, respectively. Refer to FASB ASC 330-10-35.
Response: We maintain a systematic quarterly process to match inventory quantities on hand and currently being manufactured to forecasted selling prices and product demand.   This process is performed every quarter and was performed in our evaluation of inventory for recoverability as of June 29, 2013 and September 28, 2013.
Substantially all of our inventory provisions relate to the write-off of excess quantities of products, based on our inventory compared to our assumptions about future demand and market conditions. We have a process to review, assess and if needed, adjust forecasted demand provided by our customers and our internal demand planning organization. We manufacture inventory based on these forecasts of future customer demand. Our assessment of excess inventory covers all of our product markets and all items within our inventory. We assess excess and obsolete inventory as the result of changes in our business and economic conditions, changes in market conditions, sudden and significant decreases in demand for our products, inventory obsolescence due to rapidly changing technology and customer requirements, our lack of ability to estimate customer demand properly for older products as newer products are introduced, or unexpected competitive pricing actions by our competition. The cancellation or deferral of customer purchase orders could result in our holding excess inventory.
As noted in ASC330-10-35-9, the purpose of reducing inventory to market is to reflect fairly the income of the period, and the Company applies the lower of cost or market rule separately to each product within our inventory. Specifically related to our consumer products, we followed the procedures described above and our excess inventory write-downs for the three month periods ended June 29, 2013 and September 28, 2013 included our assessment of the demand for our consumer products.

2. Further to the above, we note from the aforementioned earnings call transcripts that you experienced losses from your largest consumer market customer in the fourth quarter of 2013 due to a decrease in certain demand of prior-generation smart phones and that you expect to continue to lose revenue from your largest customer in fiscal 2014. We also note your disclosure on page 25 that your net revenues from your consumer market are up 16% for fiscal 2013 due to improved demand for your products that you supply into the consumer markets, primarily from continued growth in smart phones and tablets offered by your customers. Please discuss how you considered the disclosures required by Item 303(A)(3) of Regulation S-K.

Response: With respect to Item 303(A)(3) (i) of Regulation S-K, unusual or infrequent events,  and our disclosure within the Fiscal Year 2013 Form 10-K, revenues were below the forecasted quarterly range for the three months ended June 29, 2013 due to an inventory correction at the Company’s largest customer. The described inventory correction is not considered to be unusual or infrequent for our consumer market or the semiconductor industry at large.  The Company has noted the frequency of events such as these in its Risk Factors in our Form 10-K for the Fiscal Year Ended June 29, 2013 in the paragraphs titled:

We are dependent on a few large customers and market segments for a substantial portion of our revenues, the loss of which could materially affect our revenues and results of operations.
Cyclicality in the semiconductor industry may adversely affect our results of operations.
Incorrect forecasts, reductions, cancellations or delays in orders for our products could adversely affect our results of operations.
With respect to Item 303(A)(3) (ii) , known trends or uncertainties, the Company at the time of filing with the Commission  of the Fiscal year ended June 29, 2013 Form 10-K did not have information to indicate a trend either with its largest customer or in any one market that would impact future annual results. As discussed in the above-referenced risk factors, the demand for the Company’s products is subject to frequent fluctuation and the changes in the consumer market we identified in our quarterly earnings calls were not indicative of a known trend.
With respect to Item 303(A)(3)(iii), related to increasing revenues in the consumer market from new products or price changes, the Company discusses changes in revenue at a market-level and consumer end product level due to the large number and diversity of individuals products that it sells. The price changes on the Company’s existing products does not have a material impact on revenues.
With respect to Item 303(A)(3)(iv), for the three most recent fiscal years disclosed in the fiscal year 2013 Form 10-K, the Company has not had a material impact from inflation or changing prices.
Item 8. Financial Statements
Note 2. Summary of Significant Accounting Policies
Product Warranty, page 44

3. Please tell us about the nature of your obligations in cases where the company’s product warranty includes significant financial responsibility beyond the cost of replacing the product. Explain how you account for these agreements, citing the accounting literature you relied upon and how you applied that literature to your facts and circumstances. Explain how you considered the disclosures required by FASB ASC 460-10-50-8.

Response: The Company’s warranty obligation is primarily related to product replacement and we do have obligations related to product warranty which are beyond the cost of replacing the product. These obligations may include the cost to remove and install replacement product. Warranty expense has historically been approximately $250,000 per quarter over the last 4 years.

The Company follows FASB ASC 450-20-25-2 and ASC 460-10-25-5, -6, and -7 in accounting for such obligations.  Should a specific obligation become known which meets the criteria of 450-20-25-2(a) and 2(b), a charge to income will be accrued in the period such determination is made.  As part of the Company’s financial close and reporting process, product returns and claims are identified and evaluated to determine if an obligation exists which needs to be accrued.  Accruals are primarily based on specifically identified claims and on estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims.  Product warranty was estimated to be $3.1M as of the fiscal year ended June 29, 2013 and the amount is immaterial to the consolidated financial statement results.

Included within the results of operations for the three months ended December 28, 2013 is a charge of $18.1 million primarily related to a product claim with a major customer. This charge includes product replacement and the cost to remove and install replacement product. Additionally, the Company assumed from its recent acquisition of Volterra Corporation $13.9 million of warranty claims.  As a result of the above, the Company revised its product warranty disclosure and beginning with the fiscal quarter ended December 28, 2013, product warranty will be presented separately within the footnotes of the Company’s Form 10-Q.  Below is the disclosure which was included in Note 11 within the Company’s Form 10-Q for the fiscal quarter ended December 28, 2013 which was filed with the Commission on February 3, 2014:

Product Warranty

The Company generally warrants its products for one year from the date of shipment against defects in materials, workmanship and material non-conformance to the Company’s specifications.  The general warranty policy provides for the repair or replacement of defective products or a credit to the customer’s account.  In limited circumstances, the term of product warranty may extend beyond one year and may include financial responsibility beyond repairing or replacing the product or crediting the customer’s account.  In addition, we may also consider the Company’s relationship with its customer when assessing product claims. Warranty expense has historically been immaterial to the Company's consolidated financial statements. However, included within the results of operations for the three months ended December 28, 2013 is a charge of $18.1 million primarily related to a product claim with a major customer. This charge includes product replacement and the cost to remove and install replacement product. Additionally, the Company assumed from its recent acquisition of Volterra Corporation $13.9 million of warranty claims.

Accruals are based on specifically identified claims and on the estimated, undiscounted cost of incurred-but-not-reported claims. If there is a material increase in the rate of customer claims compared with our historical experience or if the Company's estimates of probable losses relating to specifically identified warranty exposures require revision, the Company may record a charge against future cost of sales. Product warranty liability is included within the balance sheet caption “Accrued Expenses” in the accompanying Condensed Consolidated Balance Sheets.

The changes in Maxim Integrated's aggregate product warranty liabilities for the six months ended December 28, 2013 were as follows:

(in thousands)
Product warranty liability at June 29, 2013	$3,075
Accruals assumed from acquisition	13,911
Accruals for warranties issued	18,274
Payments	(8,759)
Changes in estimate	(67)
Product warranty liability at December 28, 2013	$26,434

As described above, with respect to ASC 460-10-50-8, the Company’s discloses the nature of the guarantee per 8(a), describes its methodology per 8(b), and has provided a tabular reconciliation per 8(c).

Note 16. Income Taxes, page 66
4. Please refer to your rate reconciliation schedule on page 67. Please tell us why the impact of foreign earnings and losses taxed or benefited at different rates increased significantly between fiscal 2012 and 2013. Quantify and describe the impact of any significant individual components (countries) of the item.

Response: The tax benefit for foreign earnings and losses taxed or benefited at different rates increased by $73M between fiscal 2012 and fiscal 2013.

In 2008, the Company began to consolidate various aspects of Maxim’s international business operations in a subsidiary outside the US. A part of this consolidation, overall management of the Company’s international sales was moved to Ireland. Since then, management of the Company’s international business from Ireland expanded, and by 2013 substantially all the international sales were managed from Ireland. However, during 2012 the Company was still in the process of consolidating the overall management of its international business to its Irish subsidiary. Therefore, as a result of the consolidation process in Ireland, the Company’s Irish subsidiary recognized a revenue increase of $248M during fiscal 2013, which increased the tax benefit for foreign earnings taxed at different tax rates by $44M.

In addition, during fiscal 2012 and fiscal 2013 the Company’s international income was reduced by $150M and $61M, respectively, for additional research and development expenses. These additional expenses were primarily due to revised forecasts of revenue and gross margin to be realized by the Company’s Irish subsidiary from regions already managed by the Irish business and, for fiscal 2012 only, the transition of certain geographic regions into the international business managed in Ireland. As a result of these expenses fiscal 2012 international income was $89M less than fiscal year 2013 international income, which accounts for $31M of the increased fiscal 2013 tax benefit for foreign earnings taxed at different tax rates.

For a breakout of the Company’s revenue by geographic region see Note 12 (Segment Information) to the Company’s Consolidated Financial Statements in the fiscal 2013 Form 10-K.
5. We note that the amount of your foreign subsidiaries’ accumulated undistributed earnings that are intended to be indefinitely reinvested outside the U.S. increased from $58.5 million as of June 30, 2012 to $229.9 million as of June 29, 2013. Please tell us the significant reasons for the increase, including quantifying and describing any significant individual components (countries).

Response: The increase is entirely due to earnings within the Company’s Irish managed international business operations. The year over year increase is due to the fact that the Company’s Irish managed international business operations covered substantially all international regions during 2013, but in prior years not all international regions were included.

Please refer to Note 12 (Segment Information) to the Company’s Consolidated Financial Statements in the fiscal 2013 Form 10-K for a schedule of net revenues from unaffiliated customers by geographic region.

Therefore the increase of $171.4M in accumulated undistributed earnings that are intended to be indefinitely reinvested outside the U.S. are related to Maxim’s international sales which are managed from Ireland.

* * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *
Please contact me at (408) 601-5865 with any follow-up questions you may have.

Sincerely,

MAXIM INTEGRATED PRODUCTS, INC.

/s/ Mark J. Casper

By:	Mark J. Casper
Vice President, Legal
Maxim Integrated Products, Inc.

cc:	Dave Caron
Principal Accounting Officer
Maxim Integrated Products, Inc.

Bruce Kiddoo
Chief Financial Officer
Maxim Integrated Products, Inc.

Edwin B. Medlin, Esq.
Vice President and General Counsel
Maxim Integrated Products, Inc.

Craig W. Adas, Esq.
Weil, Gotshal & Manges LLP